Filed Pursuant to Rule 433
Registration Statement Number 333-266390
May 20, 2024

COMCAST CORPORATION

$750,000,000 5.100% Notes due 2029
$1,300,000,000 5.300% Notes due 2034
$1,200,000,000 5.650% Notes due 2054

Final Term Sheet

Issuer	Comcast Corporation (the “Company”)
Guarantors	Comcast Cable Communications, LLC and NBCUniversal Media, LLC
Issue of Securities	5.100% Notes due 2029 5.300% Notes due 2034 5.650% Notes due 2054
Denominations	$2,000 and multiples of $1,000 in excess thereof
Use of Proceeds	The Company intends to use the net proceeds from this offering, after deducting underwriters’ discount and expenses, for the repayment of some or all of its outstanding commercial paper, and for working capital and general corporate purposes. The Company’s outstanding commercial paper of $2.638 billion had a weighted average annual interest rate of approximately 5.521% and a weighted average remaining maturity of approximately 17 days as of May 17, 2024.
Indenture	Indenture dated as of September 18, 2013 by and among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of November 17, 2015 by and among the Company, the guarantors named therein and the Trustee and as further amended by the Second Supplemental Indenture dated as of July 29, 2022 by and among the Company, the guarantors named therein and the Trustee.
Trustee	The Bank of New York Mellon
Expected Ratings[1]	Moody’s: A3; S&P: A-; Fitch: A-
Joint Book-Running Managers	Barclays Capital Inc. Citigroup Global Markets Inc. Santander US Capital Markets LLC BNP Paribas Securities Corp. Deutsche Bank Securities Inc. TD Securities (USA) LLC

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Co-Managers	BofA Securities, Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
SG Americas Securities, LLC
SMBC Nikko Securities America, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
ICBC Standard Bank Plc
Lloyds Securities Inc.
NatWest Markets Securities Inc.
Scotia Capital (USA) Inc.
Truist Securities, Inc.
Academy Securities, Inc.
BNY Mellon Capital Markets, LLC
Commerz Markets LLC
ING Financial Markets LLC
Intesa Sanpaolo IMI Securities Corp.
Loop Capital Markets LLC
Bancroft Capital, LLC
Cabrera Capital Markets LLC
CastleOak Securities, L.P.
Drexel Hamilton, LLC
Telsey Advisory Group LLC
Trade Date	May 20, 2024
Settlement Date	May 22, 2024 (T+2)
Risk Factors	Investing in the notes involves certain risks. See “Item 1A-Risk Factors” beginning on page 20 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023.
5.100% Notes Due 2029
Aggregate Principal Amount	$750,000,000
Maturity Date	June 1, 2029
Interest Rate	5.100% per annum, accruing from May 22, 2024 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates	June 1 and December 1, commencing December 1, 2024
Benchmark Treasury	UST 4.625% due April 30, 2029
Benchmark Treasury Price/Yield	100-22¼ / 4.466%
Spread to Benchmark Treasury	+65 bps
Yield to Maturity	5.116%

Optional Redemption

Prior to May 1, 2029 (one (1) month prior to the maturity date of the 5.100% Notes due 2029) (the “2029 Par Call Date”), the Company may redeem the 5.100% Notes due 2029 at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that the 5.100% Notes due 2029 matured on the 2029 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 10 basis points, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 5.100% Notes due 2029 to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2029 Par Call Date, the Company may redeem the 5.100% Notes due 2029, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 5.100% Notes due 2029 being redeemed plus accrued and unpaid interest thereon to the redemption date.

Additional Issuances	An unlimited amount of additional 5.100% Notes due 2029 may be issued. The 5.100% Notes due 2029 and any additional 5.100% Notes due 2029 that may be issued may be treated as a single series for all purposes under the Indenture.
CUSIP / ISIN	20030N EH0 / US20030NEH08
Public Offering Price	99.928% plus accrued interest, if any, from May 22, 2024
Underwriters’ Discount	0.250%
Net Proceeds to Comcast, Before Expenses	99.678% per $1,000 principal amount of 5.100% Notes due 2029; $747,585,000 total
5.300% Notes Due 2034
Aggregate Principal Amount	$1,300,000,000
Maturity Date	June 1, 2034
Interest Rate	5.300% per annum, accruing from May 22, 2024 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates	June 1 and December 1, commencing December 1, 2024
Benchmark Treasury	UST 4.375% due May 15, 2034
Benchmark Treasury Price/Yield	99-14+ / 4.443%
Spread to Benchmark Treasury	+90 bps
Yield to Maturity	5.343%

Optional Redemption

Prior to March 1, 2034 (three (3) months prior to the maturity date of the 5.300% Notes due 2034) (the “2034 Par Call Date”), the Company may redeem the 5.300% Notes due 2034 at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that the 5.300% Notes due 2034 matured on the 2034 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 15 basis points, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 5.300% Notes due 2034 to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2034 Par Call Date, the Company may redeem the 5.300% Notes due 2034, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 5.300% Notes due 2034 being redeemed plus accrued and unpaid interest thereon to the redemption date.

Additional Issuances	An unlimited amount of additional 5.300% Notes due 2034 may be issued. The 5.300% Notes due 2034 and any additional 5.300% Notes due 2034 that may be issued may be treated as a single series for all purposes under the Indenture.
CUSIP / ISIN	20030N EJ6 / US20030NEJ63
Public Offering Price	99.668% plus accrued interest, if any, from May 22, 2024
Underwriters’ Discount	0.400%
Net Proceeds to Comcast, Before Expenses	99.268% per $1,000 principal amount of 5.300% Notes due 2034; $1,290,484,000 total
5.650% Notes Due 2054
Aggregate Principal Amount	$1,200,000,000
Maturity Date	June 1, 2054
Interest Rate	5.650% per annum, accruing from May 22, 2024 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates	June 1 and December 1, commencing December 1, 2024
Benchmark Treasury	UST 4.250% due February 15, 2054
Benchmark Treasury Price/Yield	94-20+ / 4.581%

Spread to Benchmark Treasury	+110 bps
Yield to Maturity	5.681%
Optional Redemption

Prior to December 1, 2053 (six (6) months prior to the maturity date of the 5.650% Notes due 2054) (the “2054 Par Call Date”), the Company may redeem the 5.650% Notes due 2054 at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that the 5.650% Notes due 2054 matured on the 2054 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 5.650% Notes due 2054 to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2054 Par Call Date, the Company may redeem the 5.650% Notes due 2054, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 5.650% Notes due 2054 being redeemed plus accrued and unpaid interest thereon to the redemption date.

Additional Issuances	An unlimited amount of additional 5.650% Notes due 2054 may be issued. The 5.650% Notes due 2054 and any additional 5.650% Notes due 2054 that may be issued may be treated as a single series for all purposes under the Indenture.
CUSIP / ISIN	20030N EK3 / US20030NEK37
Public Offering Price	99.554% plus accrued interest, if any, from May 22, 2024
Underwriters’ Discount	0.750%
Net Proceeds to Comcast, Before Expenses	98.804% per $1,000 principal amount of 5.650% Notes due 2054; $1,185,648,000 total

Definition of “Treasury Rate” used for Optional Redemptions

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the applicable Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the applicable Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the relevant Par Call Date, as applicable. If there is no United States Treasury security maturing on the applicable Par Call Date, but there are two or more United States Treasury securities with a maturity date equally distant from the applicable Par Call Date, one with a maturity date preceding such Par Call Date, and one with a maturity date following such Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding the applicable Par Call Date. If there are two or more United States Treasury securities maturing on the applicable Par Call Date, or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of the principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146 or Santander US Capital Markets LLC at 1-855-403-3636.

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